UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)

145 King Street West, Suite 1400
Toronto, Ontario, Canada M5H IJ8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐  Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of ORGANIGRAM HOLDINGS INC. (File No. 333-274686), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting Agreement dated March 27, 2024*

99.2	Consent of Hodgson Russ LLP

*	Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Greg Guyatt_______________________
Greg Guyatt
Chief Financial Officer

Date:  March 27, 2024